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                                                                       EXHIBIT 4

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                                 CODE OF ETHICS

Date of original issue:  February 6, 2001
Date of last amendment:  January 29, 2004

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                                                          CANWEST CODE OF ETHICS

INTRODUCTION

CanWest Global Communications Corp. ("CanWest") and its subsidiaries (collectively, the "Company") are committed to maintaining the highest standards of honesty, integrity and ethical conduct and have adopted this Code of Ethics to deter wrongdoing and to promote:

(a) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b) full, fair, accurate, timely and understandable disclosure in reports and documents filed by the Company with securities commissions and in other public communications made by the Company;

(c)   compliance with applicable governmental laws, rules and regulations;

(d) the prompt internal reporting to the Board of Directors of violations of this Code of Ethics; and

(e)   accountability for adherence to this Code of Ethics.

APPLICATION

This Code of Ethics applies to the Board of Directors of CanWest and each of its subsidiaries that are reporting issuers, its Senior Executive Officers, including its Chief Executive Officer, and its Senior Financial Officers currently including its Chief Financial Officer; Managing Director, Finance; Director, Financial Reporting; Director, Taxation; and Director of Audit.

GOVERNING PRINCIPLES

The Directors, Senior Executive Officers and Senior Financial Officers of CanWest shall, at all times:

(a) act in accordance with the highest standards of honesty, integrity and fairness and shall avoid actual or perceived conflicts of interest between themselves and the Company, whether or not those conflicts are specifically prohibited herein;

(b) adhere to the requirements of any applicable code of conduct on dealing in shares and any provision for the avoidance of conflicts of interest stipulated in applicable terms and conditions of employment; and

(c) excuse themselves from making any decision in respect of an issue in which a conflict of interest arises or could arise and, in such event, disclose in writing the relevant facts and circumstances that create or could create the conflict of interest to the Chairperson of the Board of Directors.

For the purposes of this Code of Ethics, and in addition to those matters specifically prohibited pursuant to the terms hereof, conflicts of interest include but are not limited to situations in which a Director, Senior Executive Officer or Senior Financial Officer acts in

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any manner which might result in or create the appearance of using his or her relationship with the Company for private gain or for the benefit of another person or corporation or for the benefit of a competitor.

SPECIFIC PROHIBITIONS

No Director, Senior Executive Officer or Senior Financial Officer shall, directly or indirectly:

(a) engage in any personal business transaction or private arrangement for personal profit or the benefit of another person or corporation or for the benefit of a competitor which:

      (i)   arises out of his or her association with the Company;

      (ii)  may be based on confidential or non-public Company information, or

      (iii) interferes with the performance of his or her obligations to the Company;

(b) divulge confidential or restricted Company information to any unauthorized person or release such information in advance of authorization for its release;

(c) act in any manner which involves the Company and in which the Director, Senior Executive Officer or Senior Financial Officer has a personal interest which is incompatible or inconsistent with his or her obligations to the Company;

(d) offer or accept gifts, gratuities, or other personal rewards designed to influence business transactions;

(e) influence negotiations or transactions between the Company and its suppliers, contractors, clients or other parties for personal gain;

(f) hold positions or jobs or engage in outside businesses or other interests that adversely impact the performance of duties owed to the Company without the consent of the Company; or

(g) serve on the Board of Directors of a competitor of the Company or act in any other capacity for a competitor of the Company without the consent of the Company.

IDENTIFICATION AND REPORTING PROCEDURES

Every Director, Senior Executive Officer and Senior Financial Officer shall disclose in writing to the Chairperson of the Board of Directors the nature and extent of any situation or matter wherein he or she may have a conflict of interest, or the reasonable likelihood of a conflict of interest, forthwith upon becoming aware of the relevant facts or circumstances which give rise to an actual or perceived conflict of interest and in accordance with the requirements of the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended (the relevant provisions of which are reproduced as Schedule A hereto).

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                                                          CANWEST CODE OF ETHICS

Any Director, Senior Executive Officer or Senior Financial Officer who wishes to obtain clarification or direction on whether a situation contradicts the Code of Ethics, may request such clarification or direction from the Chairperson of the Board of Directors.

CONDITION OF APPOINTMENT OR EMPLOYMENT

It is a condition of appointment and/or employment, as applicable, that Directors, Senior Executive Officers and Senior Financial Officers of the Company at all times abide by the standards, requirements and procedures set out in this Code of Ethics.

Except with the written consent of the Chairperson of the Board of Directors, any departure from any of the standards, requirements and procedures set out in this Code of Ethics is prohibited and the Company may take such steps or proceedings in respect of any violation or non-compliance as may be available to it, including, but not limited to, disciplinary action up to and including the removal from office or the termination of employment of a Senior Executive Officer or Senior Financial Officer or the taking of steps to seek the removal of a Director.

WAIVERS

No waiver of any provision of this Code of Ethics shall be valid unless provided in writing by the Chairperson of the Board of Directors with the prior approval of the Board of Directors.

EFFECTIVE DATE

This Code of Ethics is effective as of January 29, 2004 and supersedes all previous Conflict of Interest Policies of the Company.

This Code of Ethics has been specifically amended to address the requirements of
Section 406 of the Sarbanes-Oxley Act of 2002.

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                                                          CANWEST CODE OF ETHICS

                                   SCHEDULE A

                             EXTRACT REPRODUCED FROM
             CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44

120(1) DISCLOSURE OF INTEREST - A director or an officer of a corporation shall disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer

      (a)   is a party to the contract or transaction;

      (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

      (c)   has a material interest in a party to the contract or transaction.

(2)   TIME OF DISCLOSURE FOR DIRECTOR - The disclosure required by subsection
      (1) shall be made, in the case of a director,

      (a) at the meeting at which a proposed contract or transaction is first considered;

      (b) if the director was not, at the time of the meeting referred to in paragraph (a), interested in a proposed contract or transaction, at the first meeting after he or she becomes so interested;

      (c) if the director becomes interested after a contract or transaction is made, at the first meeting after he or she becomes so interested; or

      (d) if an individual who is interested in a contract or transaction later becomes a director, at the first meeting after he or she becomes a director.

(3) TIME OF DISCLOSURE FOR OFFICER - The disclosure required by subsection (1) shall be made, in the case of an officer who is not a director,

      (a) immediately after he or she becomes aware that the contract, transaction, proposed contract or proposed transaction is to be considered or has been considered at a meeting;

      (b) if the officer becomes interested after a contract or transaction is made, immediately after he or she becomes so interested; or

      (c) if an individual who is interested in a contract later becomes an officer, immediately after he or she becomes an officer.

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(4)   TIME OF DISCLOSURE FOR DIRECTOR OR OFFICER - If a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the corporation's business, would not require approval by the directors or shareholders, a director or officer shall disclose, in writing to the corporation or request to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of his or her interest immediately after he or she becomes aware of the contract or transaction.

(5) VOTING - A director required to make a disclosure under subsection (1) shall not vote on any resolution to approve the contract or transaction unless the contract or transaction

      (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;

      (b)   is for indemnity or insurance under section 124; or

      (c)   is with an affiliate.

(6) CONTINUING DISCLOSURE - For the purposes of this section, a general notice to the directors declaring that a director or an officer is to be regarded as interested, for any of the following reasons, in a contract or transaction made with a party, is a sufficient declaration of interest in relation to the contract or transaction:

      (a) the director or officer is a director or officer, or acting in a similar capacity, of a party referred to in paragraph (1)(b) or (c);

      (b)   the director or officer has a material interest in the party; or

      (c) there has been a material change in the nature of the director's or the officer's interest in the party.

(6.1) ACCESS TO DISCLOSURES - The shareholders of the corporation may examine the portions of any minutes of meetings of directors or of committees of directors that contain disclosures under this section, and any other documents that contain those disclosures, during the usual business hours of the corporation.

(7) AVOIDANCE STANDARDS - A contract or transaction for which disclosure is required under subsection (1) is not invalid, and the director or officer is not accountable to the corporation or its shareholders for any profit realized from the contract or transaction, because of the director's or officer's interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if

      (a)   disclosure of the interest was made in accordance with subsections
            (1) to (6);

      (b)   the directors approved the contract or transaction; and

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                                                          CANWEST CODE OF ETHICS

      (c) the contract or transaction was reasonable and fair to the corporation when it was approved.

(7.1) CONFIRMATION BY SHAREHOLDERS - Even if the conditions of subsection (7) are not met, a director or officer, acting honestly and in good faith, is not accountable to the corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required under subsection (1), and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if

      (a) the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders;

      (b) disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

      (c) the contract or transaction was reasonable and fair to the corporation when it was approved or confirmed.

(8) APPLICATION TO COURT - If a director or an officer of a corporation fails to comply with this section, a court may, on application of the corporation or any of its shareholders, set aside the contract or transaction on any terms that it thinks fit, or require the director or officer to account to the corporation for any profit or gain realized on it, or do both those things.

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